UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number:  001-41324

AKANDA CORP.

(Name of registrant)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒   Form 20-F         ☐   Form 40-F

On September 24, 2025, Akanda Corp. (the “Company”) entered into an Amendment No. 1 to Amended and Restated Option to Purchase (the “Amendment”) with 1107385 B.C. LTD., a British Columbia company (the “Owner”), to amend certain provisions of that certain Amended and Restated Option to Purchase, made as of September 22, 2023 (the “Agreement”). The Amendment extended the option term contained in the Agreement to September 25, 2027. In exchange for such extension, the Company shall pay to the Owner a total of $250,000, of which $150,000 was paid at signing and $100,000 shall be paid on the 12-month anniversary of the Amendment. Additionally, the Company agreed (a) to register certain common shares, no par value, of the Company, owned by the Owner and (b) to pay to the Owner a specified Value (as defined in the Amendment) in cash from the proceeds of the Company’s next capital raising transaction.

The foregoing is a brief description of the Amendment, and is qualified in its entirety by reference to the full text of the Amendment.

Exhibit Number	Description
10.1	Amendment No. 1 to Option to Purchase, dated September 24, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: September 26, 2025	By:	/s/ Jatinder Dhaliwal
		Name:	Jatinder Dhaliwal
		Title:	Director

2